Release Time    IMMEDIATE
Date            4 May 2000
Number          40/00



BHP ANNOUNCES RECORD QUARTERLY PROFIT AND WRITE-OFF OF HBI

The Broken Hill Proprietary Company Limited (BHP) today announced a record quarterly operating profit of $558 million, excluding abnormals, for the quarter ended 31 March 2000. The result is an increase of $512 million compared with the quarter ending February 1999 and is the highest-ever quarterly profit, excluding abnormals, in the Company's 115 year history.

BHP Managing Director and CEO Paul Anderson said: "This is a good quarterly operating result which is a tribute to our people and a strong organisational focus on improving the fundamental performance of our business. This focus has driven a number of factors contributing to the quarterly result including improved cost savings, volumes and the contribution from new operations."

Including abnormals the result for the quarter was a loss of $46 million, a decrease of $464 million compared with the corresponding period in 1999.
The result includes a $794 million write-off in the carrying value of BHP's Western Australia HBI operations following continued commissioning difficulties. This follows a review of the carrying value which is, in part, offset by an associated tax benefit of $190 million arising from funding arrangements.

"While we are now clearly focused on optimising the performance of all our operations, some portfolio challenges remain," Mr Anderson said.
"The performance of our Western Australia HBI operation is extremely disappointing and we have put in place a defined work program to determine the technical viability of the plant. A decision on the future of the operation is expected at the end of this calendar year."

Mr Anderson said: "While higher commodity prices provided a net benefit of approximately $180 million (after tax) to the result, the commissioning of new Petroleum operations and continuing strong performance from our EKATI
(tm) diamond mine contributed over $100 million (after tax) to the third quarter improvement."

The exit from loss-making operations such as the Hartley platinum mine and North American copper operations positively impacted the profit result by approximately $80 million (after tax) compared to the quarter ended February 1999. In addition, results from discontinuing Steel operations improved by approximately $40 million (after tax) compared to the corresponding period.

Mr Anderson said: "The improvement in the performance of our discontinuing Steel operations reflects, in part, the extensive restructuring of our domestic long products business. The improved result comes despite higher international hot-rolled coil prices which, although favourable to our steel mill at Delta, Ohio, are placing pressure on margins for our United States coated steel business."

Lower costs have contributed approximately $330 million (after tax) for the year to date compared to the same period last year. Contributions from lower costs for this quarter period were $45 million after tax versus $90 million for the November quarter.

"It's clear that the most significant short term cost reductions have now been implemented," Mr Anderson said. "We remain committed to continuing improvement and reducing costs but major programs such as the establishment of Shared Business Services and e-commerce purchasing will require time to be implemented and have their effects felt."

"Despite our obvious disappointment with the HBI operation, I am encouraged by the third quarter result. It demonstrates that we are establishing a solid base upon which we can pursue our strategic direction and achieve the financial goals we recently announced to the marketplace," Mr Anderson said.

"Over the next few year, our Minerals business will deliver high value growth opportunities mainly through brownfield expansions and also through disciplined, value-driven exploration, as well as opportunistic acquisitions. For Petroleum, our upstream focus will remain based on high value potential strategies in deepwater, gas commercialisation and opportunity captures in North Africa and the Middle East.

"For Steel, the business will be focussed around the Australian and Asia flat product markets with a low cost steel making position, meeting its cost of capital. Steel will be a consistent net cash flow generator for the corporation and this quarterly result again underlines the advantages or being a natural resources Company with a regional steel focus," Mr Anderson said.

				  * * * *
NB: The BHP Board will consider a dividend at its next meeting in May 2000. Any such dividend would be paid in early July 2000.

Contact:
Media Relations:        Mandy Frostick, Manager Media Relations
			(BH) (61 3) 9609 4157
			Mobile (61) 419 546 245
			E-mail: frostick.mandy.mj@bhp.com.au

Investor Relations:     Robert Porter, Vice President Investor Relations
			(BH) (61 3) 9609 3540
			Mobile (61) 419 587 456
			E-mail: porter.robert.r@bhp.com.au

Pierre Hirsch, Investor Relations Manager, North America
			Tel:    +1 415 774 2030
			E-Mail: hirsch.pierre.pl@bhp.com.au